UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

OSI Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Ruby Acquisition, Inc.

Astellas US Holding, Inc.

Astellas Pharma Inc.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share

(Including the Associated Stock Purchase Rights)

(Title of Class of Securities)

671040103

(CUSIP Number of Class of Securities)

Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo 103-8411, Japan

(81) 3-3244-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael O. Braun, Esq.

Craigh Leonard, Esq.

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,789,611,228	$270,211

*

For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on the offer to purchase up to 72,877,139 shares of common stock, par value $0.01 per share of OSI Pharmaceuticals, Inc. (the “Company”), including the associated stock purchase rights, at a purchase price of $52.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 58,309,364 shares of common stock issued and outstanding as of February 15, 2010, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Company Form 10-K”), minus the 1,000 shares of common stock beneficially owned by the filing persons as of the date hereof, (ii) all options outstanding as of December 31, 2009 with respect to 6,239,000 shares of the Company’s common stock, as reported in the Company Form 10-K, (iii) 1,208,887 shares of common stock issuable on the conversion of the $60,467,000 outstanding face amount of the Company’s 3 1/4% Convertible Senior Subordinated Notes due 2023, (iv) 3,908,241 shares of common stock issuable on the conversion of the $115,000,000 outstanding face amount of the Company’s 2% Convertible Senior Subordinated Notes due 2025, and (v) 3,212,648 shares of common stock issuable on the conversion of the $160,000,000 outstanding face amount of the Company’s 3% Convertible Senior Subordinated Notes due 2038.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $270,211	Filing Party: Ruby Acquisition, Inc. Astellas US Holding, Inc. Astellas Pharma Inc.
Form or Registration No.: SC TO	Date Filed: March 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 to Schedule TO (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO as originally filed with the Securities and Exchange Commission on March, 2, 2010 (together with any amendments and supplements thereto the “Schedule TO”) relating to the offer by Ruby Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Astellas US Holding, Inc. (“Parent”), a wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all issued and outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”, and together with the associated stock purchase rights, the “Shares”), of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $52.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2010 (together with any amendments and supplements thereto the “Offer to Purchase”) and in the related Letter of Transmittal, as amended or supplemented from time to time. This Amendment No. 4 is being filed on behalf of Astellas, Parent and Purchaser. You should read this Amendment No. 4 together with the Schedule TO. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

The items of Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO is amended as follows:

“The Offer – Section 11 – Background of the Offer” is amended by inserting after the last sentence thereof the following:

“The price of $52.00 per Share contained in the Offer reflects Astellas’ opinion on March 2, 2010 (the date the Offer was originally filed with the SEC) of the Company’s business outlook and growth opportunities including the fact that the period for patent exclusivity applicable to Tarceva® was shorter on March 2, 2010 than when Astellas attempted to negotiate an acquisition of the Company during the months of January through June 2009.”

“The Offer – Section 12 – Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of Merger; Appraisal Rights” is hereby amended by deleting the first sentence of the third paragraph of the subsection entitled “Effect on Company Indebtedness” and inserting the following in lieu thereof:

“We believe that there is currently approximately $335.5 million principal amount of Company Indebtedness outstanding. According to the Schedule 14D-9 filed by the Company on March 15, 2010, the Company had approximately $540

2

million of cash, investments and marketable securities on hand as of December 31, 2009. This should be sufficient to satisfy the Company’s obligations to repurchase Company Indebtedness if the Offer is consummated and as a result holders of Company Indebtedness elect to require the Company to repurchase Company Indebtedness instead of electing to convert the Company Indebtedness into Common Stock.”

“The Offer – Section 17 – Miscellaneous” is amended to revise the fourth sentence thereof in its entirety to read as follows: “If after such good faith effort Purchaser cannot comply with any such statute or judicial or administrative ruling, the Offer will not be made in such jurisdiction.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(G)	Press Release issued by Astellas dated March 19, 2010 regarding Astellas’ announcement of the expiration of the HSR waiting period for the Offer.

(a)(5)(H)	Press Release issued by Astellas dated March 19, 2010 regarding Astellas’ announcement of changes to its director nominees for election to OSI Pharmaceuticals, Inc.’s Board of Directors.

3

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 19, 2010

ASTELLAS PHARMA INC.		ASTELLAS US HOLDING, INC.

By:	/S/ MASAFUMI NOGIMORI	By:	/S/ SEIGO KASHII
Name:	Masafumi Nogimori	Name:	Seigo Kashii
Title:	Director, President & CEO	Title:	Director, President & CEO

RUBY ACQUISITION, INC.

		By:	/S/ SEIGO KASHII
		Name:	Seigo Kashii
		Title:	Director, President & CEO

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Seigo Kashii, Linda F. Friedman and Stephen Knowles, individually and severally, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 14 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to a third-party tender offer subject to Rule 14d-1, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until the earliest of: (i) a revocation in writing by the undersigned; (ii) such time as the person to whom power of attorney has been hereby granted ceases to be an employee of the undersigned or any subsidiary company thereof; or (iii) March 2, 2011.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of March, 2010.

ASTELLAS PHARMA INC.

By:	/S/ MASAFUMI NOGIMORI
Name:	Masafumi Nogimori
Title:	Director, President & CEO

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 2, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)	Summary Advertisement as published on March 2, 2010.*

(a)(5)(A)	Press Release issued by Astellas on March 1, 2010 incorporated herein by reference to the Schedule TO filed by Astellas on March 1, 2010.*

(a)(5)(B)	Press Release issued by Astellas dated March 2, 2010 regarding the commencement of the Offer and the lawsuit filed by Astellas US Holding, Inc. against OSI Pharmaceuticals, Inc.*

(a)(5)(C)	Complaint filed in Delaware Chancery Court against OSI Pharmaceuticals, Inc. and its directors.*

(a)(5)(D)	Letter regarding the tender offer that was distributed to certain public officials by Astellas.*

(a)(5)(E)	Press Release issued by Astellas dated March 15, 2010 regarding Astellas’ response to OSI Pharmaceuticals’ rejection of its Offer.*

(a)(5)(F)

Press Release issued by Astellas dated March 16, 2010 regarding Astellas’ announcement of a full slate of independent director nominees for election at OSI Pharmaceuticals, Inc.’s 2010 Annual Stockholders Meeting.*

(a)(5)(G)	Press Release issued by Astellas dated March 19, 2010 regarding Astellas’ announcement of the expiration of the HSR waiting period for the Offer.

(a)(5)(H)	Press Release issued by Astellas dated March 19, 2010 regarding Astellas’ announcement of changes to its director nominees for election to OSI Pharmaceuticals, Inc.’s Board of Directors.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO.